 Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

January 31, 2006

TABLE OF CONTENTS

PAGE

Notice to Reader

Consolidated Balance Sheet

1

Consolidated Statement of Operations and Deficit

2

Consolidated Statement of Cash Flows

3

Notes to the Financial Statements

4 – 10

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated:  March 28, 2006

signed “Ken Powell”

President, CEO and CFO

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Balance Sheet

(Unaudited – prepared by management)

	January 31, 2006	October 31, 2005

ASSETS	(Unaudited)	(Audited)
CURRENT
Cash and cash equivalents	103,592	$ 109,191
Goods and services tax receivable	23,096	9,437
Deposit on technology (Note 4)	62,735	62,735
Prepaid Expenses		704
	189,423	182,067
Property and equipment (Note 5)	42,194	30,999
	$ 231,617	$ 213,066

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$ 257,873	$ 167,701
Loans and advances (Note 6)	113,201	91,359
	371,074	259,060

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	5,476,305	5,293,505
Contributed surplus (Note 7)	239,593	222,894
Warrants (Note 7)	229,025	229,025
Deficit	(6,084,380)	(5,791,418)
	(139,457)	(45,994)
	$ 231,617	$ 213,066

Continuing Operations (Note 1)

APPROVED BY THE BOARD OF DIRECTORS

……(signed) Richard Sharples, …. Director

……(signed) Robert F. Roddick, …. Director

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Statement of Operations and Deficit

(Unaudited – prepared by management)

	Three months ended
	January 31,
	2006	2005

Software and subscription sales	$ -	$ -

EXPENSES
Research and development expenses (Note 8)	181,601	60,000
Professional fees	17,373	25,510
Management and consulting fees (Note 8)	31,699	29,500
Office, telephone and miscellaneous	18,908	8,891
Travel	14,250	6,236
Shareholder communications	12,311	3,468
Rent	6,623	8,813
Advertising and marketing	7,917	3,182
Amortization	2,282	1,429
Bank charges and interest	1,302	191
Gain on foreign exchange	(1,304)	-

Net loss from operations	292,962	147,220

NET LOSS FOR THE PERIOD	(292,962)	(147,220)

DEFICIT, BEGINNING OF PERIOD	(5,791,418)	(4,381,529)

DEFICIT, END OF PERIOD	($6,084,380)	($4,528,749)

BASIC AND DILUTED LOSS PER SHARE	($0.01)	($0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES USED TO CALCULATE
BASIC AND DILUTED LOSS
PER SHARE	22,646,399	22,212,706

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Statement of Cash Flows

(Unaudited – prepared by management)

	Three months ended January 31,
	2006	2005
OPERATING
Net loss for the year	$(292,962)	$(147,220)
Adjustments for non-cash items
Amortization	2,282	1,429
Net changes in non-cash working capital balances:	77,217	(85,195)
	(213,463)	(230,986)
INVESTING
(Purchase) sale of property and equipment	(13,477)	(4,729)
	(13,477)	(4,729)
FINANCING
Share subscription deposits (net of proceeds)	199,499	183,124
Loans and advances	21,842	34,287
	221,341	217,411

DECREASE IN CASH AND CASH EQUIVALENTS	(5,599)	(18,304)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	109,191	(2,236)
CASH AND CASH EQUIVALENTS END OF PERIOD	$ 103,592	$ (20,540)
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$ 1,302	$ 191

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Three months ended January, 31, 2006

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in Q-1,  2006, and has a working capital deficiency is $181,651 (2004 - $81,835).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 11), obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options will be calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp. and Titan Trading USA, LLC which were formed during fiscal year 2005.  The amounts are in the normal course of business and are recorded at the current exchange rate.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of capital assets and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 7.

4.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was characterized as a loan receivable from a director in 2004. During 2005, the Company commenced negotiations to purchase intellectual property from the director.  If an agreement is not reached, the amount will be refundable to the Company.  The amount is unsecured and non-interest bearing.

5.

  PROPERTY AND EQUIPMENT

	January 31, 2006			October 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 63,923	$ 23,743	$ 40,180	$ 50,843	$ 21,546	$ 29,297
Office Furniture	2,288	274	2,014	1,891	189	1,702

Software
development costs	947,877	947,877	-	947,877	947,877	-
	$ 1,014,088	$ 971,894	$ 42,194	$ 1,000,611	$ 969,612	$ 30,999

6.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment. Included in $113,201 is $44,567 (2005 - $48,441) due to a director of the Company and his associated company. The related party transactions are in the normal course of operations and are recorded at the exchange amount, and are unsecured and non-interest bearing.

7.

   SHARE CAPITAL

	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized unlimited number of common shares, and unlimited number of preferred shares
Issued and outstanding beginning of year	22,646,399	$5,293,505	13,024,965	$3,948,594	9,812,966	$3,715,938
Private Placement Share Subscription Deposits		192,400	1,363,667	204,550
Exercise of Warrants			1,748,408	209,809
Shares issued for Debt
Share Issuance Costs		(9,600)		(21,426)
	22,646,399	$5,476,305	16.137.040	$4.341.527	9,812,966	$3.715.938

At January 31, 2006, 1,500,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation for costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.

At January 31, 2006, no preferred shares have been issued.

The Company has options outstanding under the stock option plan as follows:

	2006		2005
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,485,593	$ 0.16	1,700,000	$ 0.10
Granted Cancelled or Expired	- -	- -	- -	- -
Outstanding at end of period	3,485,593	$ 0.16	1,700,000	$ 0.10
Exercisable at end of period	2,592,796	$ 0.14	1,700,000	$ 0.10

8.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	Three months ended January 31,
	2006	2005	2004
Management, consulting and administration fees	15,000	$ 15,000	35,520
Research and development Loans receivable (Note 4)	60,000 62,735	60,000 62,735	30,000 -

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable and loans and advances. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature. The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

 10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. The Company’s property and equipment is located in Canada, the United States and the United Kingdom.

11.

SUBSEQUENT EVENTS

Subject to regulatory approval, in February 2006 the Company announced that it had entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza with respect to the transfer of certain trading models, suitable for stocks or futures and software based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, Titan will issue to Cignal Technologies and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be warrants.  The Software Transfer Agreement provides Cignal Technologies with the right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

Titan has also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software based formulas.  Pursuant to the Software Transfer Agreement, Titan will issue to Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

In February 2006, Titan closed an expedited private placement, raising gross proceeds of $636,461, consisting of the issuance of 3,535,897 units at $0.18 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrants.  The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance thereof, and at a price of $0.40 for the next 12 months, and will expire February 1, 2008.

In March 2006, a total of 2,022,000 warrants were exercised at a price of $0.12 per share for gross proceeds of $242,640.

12.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 22,646,399 (2005 – 22,212,706).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, there is no difference between basic loss per common share and diluted loss per common share.